375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

July 10, 2009

VIA EDGAR

Robert Babula, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Live Current Media Inc. Item 4.02/Form 8-K Filed June 24, 2009 Your File No. 0-29929

Dear Mr. Babula:

This letter is in response to your letter dated June 25, 2009 to Live Current Media Inc. (the “Company”).  Your letter included the following single comment to the Company’s Current Report on Form 8-K (the “Current Report”) which was filed on June 24, 2009:

Your disclosures provide little quantitative insight into the significance of your misstatements with respect to Items (i) and (ii) as they related to your income statements.  Please amend your filing to disclose their impact on your financial statements for the corresponding periods and the affected financial statement accounts including their “As reported” and “As restated” amounts and advise us.

We have enclosed with this letter a draft of Amendment No. 1 to the Current Report which we believe fully addresses this comment.  Please confirm that you have no further comments and we will immediately file Amendment No. 1 to the Current Report with the Securities and Exchange Commission.

In making our response we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Robert Babula, Staff Accountant
U.S. Securities and Exchange Commission
July 10, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comment.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

LIVECURRENT MEDIA INC.

By: /s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K/A

AMENDMENT NO. 1

TO

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 18, 2009

LIVE CURRENT MEDIA INC.
(Exact name of Registrant as specified in charter)

Nevada (State or other jurisdiction of incorporation)	000-29929 (Commission File Number)	88-0346310 (IRS Employer Identification Number)

375 Water Street, Suite 645
Vancouver, British Columbia V6B 5C6
(Address of principal executive offices)

Registrant’s telephone number, including area code: (604) 453-4870

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2 below).

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(e)-4(c))

ITEM 4.02      Non-Reliance on Previously Issued Financial Statements or a Related Audit Report of Completed Interim Review

On June 24, 2009 we filed a Current Report on Form 8-K (the “Original Report”) indicating that the previously filed consolidated financial statements included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 should no longer be relied upon due to errors in the consolidated financial statements.  We are filing this amendment to the Original Report to disclose what we believe will be the affect of the restatement on the following financial statement line items for the three and nine months ended September 30, 2008, the year ended December 31, 2008 and the three months ended March 31, 2009 as they relate to (i) the reclassification of the warrants issued in conjunction with the financing that we closed on November 19, 2008 and (ii) the expense associated with of the shares of common stock issued or to be issued to the former shareholders of Auctomatic Inc.:

(i)	Classification of warrants as a liability:

In our Original Report, we disclosed that an adjustment in the amount of $90,000 would be made to our consolidated financial statements to include the value of the warrants issued in conjunction with the financing we closed on November 19, 2008 as a liability.  However, after further review we have determined that the increase to the liabilities included on our December 31, 2008 consolidated financial statements should be $157,895 as disclosed below.  This error affects our December 31, 2008 and March 31, 2009 consolidated financial statements.

(ii)	Shares to be issued to the founders of Auctomatic under the Merger Agreement contingent on employment:

In our Original Report, we disclosed that we did not include the portion of the fair value of the shares to be issued to the Auctomatic founders for continued services as an expense in 2008 and 2009.  The value of the shares will increase the net loss in our September 30, 2008, December 31, 2008, and March 31, 2009 consolidated financial statements by $149,577, $170,065, and $68,330 respectively.

The effects of the above listed adjustments to our consolidated financial statements are illustrated below.

2

	Originally Reported	Adjustment Required	Restated Amounts

3 months ended
September 30, 2008

Consolidated Statements of Operations
Net Loss and Comprehensive Loss for the Period	($3,050,207)	(ii) Increase to Management Fees and Employee Salaries expense of $104,251	($3,154,458)
		(ii) Increase to Net Loss and Comprehensive Loss of $104,251

9 months ended
September 30, 2008

Consolidated Balance Sheets
Total Assets	$6,985,340	No adjustment required	$6,985,340
Total Liabilities	$3,336,998	No adjustment required	$3,336,998
Total Stockholders’ Equity	$3,648,342	(ii) Increase to Additional Paid-in Capital of $149,577	$3,648,342
		(ii) Increase to Accumulated Deficit of $149,577

Consolidated Statements of Operations
Net Loss and Comprehensive Loss for the Period	($7,015,015)	(ii) Increase to Management Fees and Employee Salaries expense of $149,577	($7,164,592)
		(ii) Increase to Net Loss and Comprehensive Loss of $149,577

Consolidated Statements of Stockholders’ Equity
Common Stock	$13,150	No adjustment required	$13,150
Additional Paid-in Capital	$13,175,885	(ii) Increase to Additional Paid-in Capital of $149,577	$13,325,462
Accumulated Deficit	($9,540,693)	(ii) Increase to Net Loss and Comprehensive Loss of $149,577	($9,690,270)
		(ii) Increase to Accumulated Deficit of $149,577

12 months ended
December 31, 2008

Consolidated Balance Sheets
Total Assets	$7,608,288	No adjustment required	$7,608,288
Total Liabilities	$5,352,687	(i) Increase to liabilities of $157,895	$5,510,582

Total Stockholders’ Equity	$2,255,601	(i) Decrease to Additional Paid-in Capital of $157,895	$2,097,706
		(ii) Increase to Additional Paid-in Capital of $170,065
		(ii) Increase to Accumulated Deficit of $170,065

Consolidated Statements of Operations
Net Loss and Comprehensive Loss for the Period	($10,006,456)	(ii) Increase to Management Fees and Employee Salaries expense of $170,065	($10,176,521)
		(ii) Increase to Net Loss and Comprehensive Loss of $170,065

3

Consolidated Statements of Stockholders’ Equity
Common Stock	$14,855	No adjustment required	$14,855
Additional Paid-in Capital	$14,772,880	(i) Decrease to Additional Paid-in Capital of $157,895	$14,785,050
		(ii) Increase to Additional Paid-in Capital of $170,065
Accumulated Deficit	($12,532,134)	(ii) Increase to Net Loss and Comprehensive Loss of $170,065	($12,702,199)
		(ii) Increase to Accumulated Deficit of $170,065

3 months ended
March 31, 2009

Consolidated Balance Sheets
Total Assets	$6,116,931	No adjustment required	$6,116,931
Total Liabilities	$3,982,988	(i) Increase to liabilities of $242,704	$4,225,692
Total Stockholders’ Equity	$2,133,943	(i) Decrease to Additional Paid-in Capital of $157,895	$1,891,239
		(i) Increase to Closing Accumulated Deficit of $84,809
		(ii) Increase to Additional Paid-in Capital of $238,395
		(ii) Increase to Accumulated Deficit of $238,395

Consolidated Statements of Operations
Net Loss and Comprehensive Loss for the Period	($634,647)	(i) Increase to General and Administrative expenses of $84,809	($787,786)
		(i) Increase to Net Loss and Comprehensive Loss of $84,809
		(ii) Increase to Management Fees and Employee Salaries expense of $68,330
		(ii) Increase to Net Loss and Comprehensive Loss of $68,330

Consolidated Statements of Stockholders’ Equity
Common Stock	$15,216	No adjustment required	$15,216
Additional Paid-in Capital	$15,285,508	(i) Decrease to Additional Paid-in Capital of $157,895	$15,366,008
		(ii) Increase to Additional Paid-in Capital of $238,395
Accumulated Deficit	($13,166,781)	(i) Increase to Net Loss and Comprehensive Loss of $84,809	($13,489,985)
		(i) Increase to Closing Accumulated Deficit of $84,809
		(ii) Increase to Net Loss and Comprehensive Loss of $68,330
		(ii) Increase to Opening Accumulated Deficit of $170,065
		(ii) Increase to Closing Accumulated Deficit of $238,395

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  July 10, 2009

LIVE CURRENT MEDIA INC. By: /s/ C. Geoffrey Hampson C. Geoffrey Hampson